[LETTERHEAD OF TASKER CAPITAL CORP.]

November 2, 2005

Via EDGAR

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Edward M. Kelly, Esq.

Re:	Acceleration Request for Tasker Capital Corp. (the “Company”)
Registration Statement No. 333-128287

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on Wednesday, November 2, 2005, or as soon thereafter as practicable.

In connection with the foregoing request, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TASKER CAPITAL CORP.

By:	/S/ ROBERT D. JENKINS
Name: Robert D. Jenkins Title: Chief Financial Officer